

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

June 16, 2006

Via Fax & U.S. Mail

Mr. Donat R. Leclair, Jr.
Chief Financial Officer
Ford Motor Company
One American Road
Dearborn, Michigan 48126

> **Re:** **Ford Motor Company**
> **Form 10-K for the year ended December 31, 2005**
> **Filed March 1, 2006**
> **File No. 001-03950**

Dear Mr. Leclair:

We have reviewed the above-referenced filing and have the following comments. We think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended December 31, 2005

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Automotive Sector Results of Operations

2005 Compared with 2004, page 36
1. We note that both here and in the table comparing 2004 with 2003 you have included in Ford Asia Pacific and Africa unit sales figures Ford-badged vehicles sold in China and Malaysia by unconsolidated affiliates. Supplementally explain to us why you have apparently included figures in unit sales from which you did not derive revenue.

Liquidity and Capital Resources

Aggregate Contractual Obligations, page 57
2. We note from your footnote explanation to the category "Long Term Obligations" that you have included only the principal portion of long term debt as a contractual obligation in your table. As this table is intended to increase the transparency of cash flow, we believe that registrants should generally include scheduled interest payments in the table. Where interest rates are variable and unknown, you may use your judgment to determine whether or not to include such estimates. If you elect to include them, you may determine the appropriate methodology to estimate the interest payments. Regardless of whether you include interest payments or not, a footnote to the table should clarify whether or not you have done so and, if applicable, the methodology you have used in your estimate. If interest payments are excluded from the table, please disclose the significant contractual terms of the debt and any other additional information that is material to an understanding of these future cash flows.

Financial Statements

Consolidated and Sector Statements of Cash Flows, page FS-5

3. You present the reconciliation of operating cash flows to net income (Note 21) on a sector-only basis. Please revise this presentation to include the reconciliation for the total consolidated company as well.

4. We note that you have presented both acquisitions of daily rental vehicles and sales and purchases of common stock as net amounts, not gross. Paragraphs 12 and 13 of SFAS 95 allow net reporting on the statement of cash flows for items whose turnover is quick, amounts are large, and maturities are short. Supplementally explain to us why you believe these two categories qualify for net reporting on the statement of cash flows.

Note 4 – Discontinued Operations, page FS-13

5. We note that you have appropriately included the charges related to losses on discontinued operations and the loss associated with the acquisition of Visteon (primarily related to employee-related charges) within operations. Supplementally explain to us why you believe Cost of Sales is the appropriate line item within operations for such costs.

6. As a related matter, it appears from your disclosure here and elsewhere in your filing that Cost of Sales may contain more than just costs of tangible goods sold, including items such as the loss on acquisition of ACH of $468 million and the impairment charge related to the PAG autogroup of $1.3 billion. Supplementally explain to us the types of costs included in Cost of Sales, and why you believe their classification as such is appropriate under Rule 5-03 of Regulation S-X. Please provide this analysis on a consolidated and sector basis should classifications differ.

Note 10 – Goodwill and Other Intangibles, page FS-20

7. You have presented a table showing the components of identifiable intangibles as of December 31, 2005 and 2004 on page FS-21 by sector. This table does not explicitly show the total consolidated identifiable intangible assets, by class. Please revise this table to show the consolidated total identifiable intangible assets, by class, as well as the sector total already shown. This table should also disclose the amortization periods for each major class of intangible assets listed. Refer to paragraphs 44 and 45 of SFAS 142.

Note 21 – Operating Cash Flows, page FS-34

8. Supplementally explain to us why you are including as a reconciling item from Sector to Consolidated presentation "Reclassification of Wholesale Receivable Cash Flows from Investing to Operating." We may have further comment on your response.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

   You may contact Amy Geddes at 202-551-3304 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.

          Sincerely,

          David R. Humphrey
          Branch Chief